UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): July 17, 2024

TerraCycle US Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 New York Avenue

Trenton, NJ 08638

(Mailing Address of principal executive offices)

(609) 656-5100

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Preferred Stock

Item 4. Changes in Issuer’s Certifying Accountant.

(a)            On July 17, 2024, the Chief Financial Officer, with the approval of the Audit Committee of TerraCycle US, Inc. (the “Company”), notified RSM US, LLP (“RSM”) of their dismissal as the Company’s independent accounting firm. RSM issued unqualified opinions on the Company's financial statements for the years ended December 31, 2023 and 2022, respectively.

During the years ended December 31, 2023 and December 31, 2022, and the subsequent interim period preceding such dismissal, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to RSM’s satisfaction, would have caused RSM to make reference to the matter in their report, and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided RSM with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not RSM agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement, which will be filed as an exhibit to an amendment to this Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Letter from RSM US, LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACYCLE US INC.

By:	/s/ Tom Szaky
Name:	Tom Szaky
Title:	Chief Executive Officer

Date:	July 23, 2024